FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 333-150010

For the Month of April, 2010

MS&AD Insurance Group Holdings, Inc.

(Translation of registrant’s name into English)

3-7, Yaesu 1-chome,
Chuo-ku, Tokyo 103-0028, Japan

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Information furnished on this form:

1.	[English Translation]

Establishment of MS&AD Insurance Group

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MS&AD Insurance Group Holdings, Inc.

Date: April 1, 2010	By:	/s/ Yasuaki Tamai
Yasuaki Tamai
General Manager General Administration Dept.

[English Translation]
April 1, 2010
Establishment of MS&AD Insurance Group
It is hereby announced that Aioi Insurance Company, Limited, Nissay Dowa General Insurance Company, Limited and Mitsui Sumitomo Insurance Group Holdings, Inc. completed the business integration by way of statutory share transfer and established the new group “MS&AD Insurance Group.”
The outline of “MS&AD Insurance Group Holdings, Inc.,” the holding company of the new group, is as summarized below.

1.	Trade Name:	MS&AD Insurance Group Holdings, Inc. (Formerly, Mitsui Sumitomo Insurance Group Holdings, Inc.)

2.	Nature of Business:	The purpose is to engage in the following businesses as an insurance holding company:
(1) management and administration of non-life insurance companies, life insurance companies and companies that it may own as its subsidiaries under the Insurance Business Law; and
(2) any other businesses incidental to the business set out in the preceding item.

3.	Address:	3-7, Yaesu 1-chome, Chuo-ku, Tokyo

4.	Representative:	Toshiaki Egashira, President and Director

5.	Stated Capital:	JPY 100,000 million

6.	End of Business Year:	March 31
(Reference)
Consolidated earnings for the fiscal years ended March 31, 2010 (FY 2009, forecasts) and 2009
(FY 2008, results)

	Ordinary income	Ordinary profit	Net profit	Net profit per
	(JPY in millions)	(JPY in millions)	(JPY in millions)	share
Consolidated earnings forecasts for FY 2009	1,950,000	51,000	36,000	JPY 85.85
Consolidated earnings results for FY 2008	2,040,013	(13,044)	8,192	JPY 19.45

(Note) Shown above relates to Mitsui Sumitomo Insurance Group Holdings, Inc. Earnings forecasts for the fiscal year ending March 2011 (FY 2010, post-business integration) will be announced at a later date.
- End -

Note Regarding Forward-looking Statements
This document includes “forward-looking statements” that reflect the plans and expectations of MS&AD Insurance Group Holdings, Inc. (the “Company”), formerly Mitsui Sumitomo Insurance Group Holdings, Inc., with respect to its business and results of operations. To the extent that statements in this document do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Company in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the actual results, performance, achievements or financial position of the Company to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. The Company undertakes no obligation to publicly update any forward-looking statements after the date of this document. Investors are advised to consult any further disclosures by the Company in its subsequent domestic filings in Japan and filings with the U.S. Securities and Exchange Commission.
The risks, uncertainties and other factors referred to above include, but are not limited to: (1) economic conditions in Japan, the United States, Europe and China; (2) the extent of competition faced by the Company from Japan’s other major non-life insurance companies and new entrants in the Japanese non-life insurance market; (3) the extent of further deregulation of the Japanese insurance industry; (4) occurrence of natural disasters in Japan and elsewhere; (5) occurrence of losses the type or magnitude of which could not be foreseen at the time of writing the insurance policies covering such losses; (6) the price and availability of reinsurance; and (7) the performance of the Company’s investments.